STOCK PURCHASE AGREEMENT

CAPITAL CORP OF THE WEST

AS “BUYER”

BAY VIEW FUNDING

AS “COMPANY”

AND

VINCE NAREZ

AS “SHAREHOLDER REPRESENTATIVE”

                  TABLE OF CONTENTS

                  Page

ARTICLE 1	DEFINITIONS	1
ARTICLE 2	SALE OF STOCK BY SHAREHOLDERS	4
2.2	Purchase Price	4
ARTICLE 3	CLOSING	4
3.1	Closing Date	4
3.2	Delivery of Share Certificates	4
3.3	Payment	4
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS	5
4.1	Company Shares	5
4.2	Authority	5
4.3	Noncontravention	5
4.4	No Agreement to Sell Company Shares	5
4.5	Broker’s Fees	6
4.6	Investment Representation	6
ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF COMPANY	6
5.1	Organization; Power; Good Standing	6
5.2	Licenses and Permits	6
5.3	Subsidiaries; Capital Stock; Financial Shareholders.	7
5.4	Authority Relative to Agreement	8
5.5	Noncontravention	8
5.6	No Other Agreements	8
5.7	Undisclosed Liabilities	8
5.8	Absence of Certain Changes or Events	9
5.9	Tax Matters.	11
5.10	Environmental Matters	12
5.11	Transactions with Management	13
5.12	Company Filings	13
5.13	Accuracy of Information Supplied	13
5.14	Litigation	14
5.15	Insurance	14
5.16	Bonds	14
5.17	Title to Assets other than Real Property	14
5.18	Real Property	15
5.19	Material Contracts	15
5.20	Employees; Employee Benefit Plans; ERISA.	16
5.21	Powers of Attorney	19
5.22	Tangible Personal Property Other than Inventory	20
5.23	Intangible Personal Property.	20
5.24	Compliance with Law	21
5.25	No Undisclosed Liabilities	21
5.26	Other Material Circumstances	21
5.27	Conflicts of Interest	21
5.28	Accounts Receivable	22
5.29	Statement	22
5.30	Condition of Assets	22
5.31	Title to Properties; Encumbrances	22
5.32	Major Customers and Suppliers	22
5.33	Broker’s Fees	23
5.34	Guaranties	23
5.35	Officers and Directors	23
5.36	Bank Accounts	23
5.37	Other Information	23
ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF BUYER	23
6.1	Organization; Power; Good Standing; Regulation	23
6.2	Authority Relative to Agreement	23
6.3	Financial Capacity	23
ARTICLE 7	TRANSACTIONS PRIOR TO THE CLOSING	24
7.1	Access to Information	24
7.2	Conduct of Company’s Business Pending the Closing	24
7.3	Consents	26
7.4	Applications	26
7.5	Tail Insurance	26
ARTICLE 8	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SHAREHOLDERS	27
8.1	Accuracy of Representations and Warranties	27
8.2	Performance of Agreements	27
ARTICLE 9	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER	27
9.1	Accuracy of Representations and Warranties	27
9.2	Performance of Agreements	27
9.3	Resolutions of Board of Directors	27
9.4	Company’s Certificate	27
9.5	Actions; Proceedings	28
9.6	Consents	28
9.7	Financial Statements	29
9.8	Regulatory Approvals	29
9.9	Employment Agreements	29
9.10	Director Resignations	29
9.11	Stock Certificates	29
9.12	Agreements Not to Compete	29
9.13	Other Deliverables	29
9.14	Due Diligence; No Material Adverse Changes	29
ARTICLE 10	CONDITIONS PRECEDENT FOR ALL PARTIES	30
10.1	Regulatory Approvals	30
10.2	No Action or Proceeding	30
ARTICLE 11	TERMINATION, AMENDMENTS AND WAIVERS	30
11.1	Termination	30
11.2	Effect of Termination; Survival	31
11.3	Liquidated Damages; Cancellation Fee.	31
ARTICLE 12	NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION	32
12.1	Indemnification by Shareholders and Company.	32
12.2	Indemnification by Buyer	32
12.3	Limitations on Indemnification	33
12.4	Notification	33
12.5	Set-Off	33
ARTICLE 13	MISCELLANEOUS	33
13.1	Waivers and Amendments	33
13.2	Expenses	33
13.3	Occurrences of Conditions Precedent	33
13.4	Press Releases; Confidentiality	33
13.5	Notices	34
13.6	Binding Effect; Benefits	35
13.7	Non-assignability	35
13.8	Applicable Law	35
13.9	Attorney’s Fees	35
13.10	Section and Other Headings	35
13.11	Counterparts	35
13.12	Effect of Investigation	36
ARTICLE 14	POST PURCHASE COMPANY COVENANTS	36
14.1	Special Bonus Pool	36

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”) is made and entered into this __________, 2007, by and among Capital Corp of the West, a California bank holding company (“Buyer”), Bay View Funding, a California corporation (“Bay View”), and with respect to Article 10, Vince Narez (“Shareholder Representative”).

WHEREAS, Buyer desires to purchase all of the outstanding shares of the Bay View’s capital stock from the Shareholders pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises, covenants and agreements hereinafter set forth, the receipt and sufficiency of which is hereby acknowledged by both parties, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Event” shall mean that, prior to the termination of this Agreement, the Company shall have authorized, recommended, or shall have entered into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than Buyer or any of its Affiliates) to effect, an Acquisition Transaction.  As used herein, the term “Acquisition Transaction” shall mean (i) a merger or consolidation of the Company with another entity, (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of Company or any asset or assets of Company the disposition or lease of which would have a Material Adverse Effect; or (iii) the issuance, sale or other disposition by Shareholders or Company (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of Common Stock, Preferred Stock or other stock, securities or other interests of Company, or the grant of any option, warrant or other right to acquire shares of Common Stock, Preferred Stock or other stock, securities or other interests of Company.

“Acquisition Proposal” shall have the meaning given such term in Section 6.2(p).

“Affiliate” or “affiliate” shall mean, with respect to any other Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

“Bay View” shall mean Bay View Funding, a California corporation.

“Buyer” shall mean Capital Corp of the West, a California bank holding corporation.

“Benefit Arrangement” shall have the meaning given such term in Section 4.20.

“Business Day” shall mean any day, other than a Saturday, Sunday or any other day, such as a legal holiday, on which California state banks in California are not open for substantially all their banking business.

“California Corporations Code” shall mean the General Corporation Law of the State of California.

“Closing” shall have the meaning given to such term in Section 3.1.

“Closing Date” shall have the meaning given to such term in Section 3.1.

“Common Stock” shall mean the shares of common stock of Bay View, no par value per share.

“Company” shall mean, collectively, Bay View and CSNK.

“Company Financial Statements” shall have the meaning given such term in Section 4.3.

“Company Filings” shall have the meaning given such term in Section 4.12.

“CSNK” shall mean CSNK Working Capital Finance Corp., a California corporation, which is a wholly owned Subsidiary of Bay View.

“DOC” shall mean the California Department of Corporations.

“Default” shall mean, as to any party to this Agreement, a failure by such party to perform, in any material respect, any of the agreements or covenants of such party contained in Article 6.

“EBITDA” shall have the meaning set forth on Exhibit 2.2 attached hereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles as adopted and applied in the United States of America.

“Governmental Entity” shall mean any court, federal, state, local or foreign government or any administrative or regulatory agency or commission or other governmental authority or instrumentality whatsoever.

“IRC” shall mean the Internal Revenue Code of 1986, as amended.

“Knowledge” shall mean, with respect to any representation or warranty contained in this Agreement: as to Company, the actual knowledge, of any director or executive officer of Company; as to Buyer, the actual knowledge, of any director or executive officer of Buyer; and as to the Shareholders, the actual knowledge, of each such Shareholder.

“Letter of Transmittal” shall have the meaning given to such term in Section 7.12.

“Liens” shall have the meaning given to such term in Section 2.1.

“Material Adverse Effect” shall mean a material adverse effect: (i) on the business, assets, results of operations, financial condition or prospects of a Person and its subsidiaries, if any, taken as a whole (unless specifically indicated otherwise); or (ii) on the ability of a Person that is a party to this Agreement to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Nasdaq” shall mean The Nasdaq Marketplace and the rules and regulations promulgated thereunder.

“Net Revenues” shall have the meaning given to such term in Exhibit 2.2.

“Preferred Stock” shall mean the shares of preferred stock of Bay View, no par value per share.

“Purchase Price” shall have the meaning given to such term in Section 2.2.

“Purchased Shares” shall have the meaning given to such term in Section 2.1.

“Persons” or “persons” shall mean an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, Governmental Entity or any other legal entity whatsoever.

“Regulatory Approval” shall mean the Federal Reserve Board approval, California Department of Corporations approval and Nasdaq compliance (and, if appropriate, approval) required to permit the parties to consummate the transactions contemplated by the Agreement.

“Regulatory Authority” shall mean any Governmental Entity, the approval of which is legally required for transactions contemplated by this Agreement.

“Requisite Regulatory Approvals” shall have the meaning given such term in Section 7.8.

“Returns” shall mean all returns, declarations, reports, statements, declarations of estimate taxes, claims for refunds, information returns and statements, and any other documents required to be filed with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, and the term “Return” means any one of the foregoing Returns.

“Shareholders” shall mean the holders of all of the issued and outstanding capital stock of Bay View, a list of whom is set forth on Schedule 4.3(b) attached hereto.

“Subsidiary” shall mean, with respect to any corporation (the “parent”), any other corporation, association or other business entity of which more than 50% of the shares of the voting stock are owned or controlled, directly or indirectly, by the parent or by one or more Subsidiaries of the parent, or by the parent and one or more of its Subsidiaries in the aggregate.

“Taxes” shall mean all federal, state, local and foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, or other taxes, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto, and the term “Tax” means any one of the foregoing Taxes.

“USPTO” shall mean the United States Patent and Trademark Office and its affiliated offices.

ARTICLE 2

SALE OF STOCK BY SHAREHOLDERS

2.1  Sale of Stock by Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing effective as of the Closing Date, each and all of the Shareholders shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from the Shareholders, free and clear of any and all liens, claims, charges, security interests, encumbrances and restrictions of any kind whatsoever (except for restrictions under the Securities Act of 1933, as amended) (“Liens”) all of the issued and outstanding shares of Bay View’s Common Stock owned immediately prior to the Closing Date ("Purchased Shares”).

2.2  Purchase Price.  Subject to Section 2.3 and Section 2.4, the purchase price (“Purchase Price”) for the Purchased Shares shall be computed and paid in accordance with the pricing and payment provisions set forth on Exhibit 2.2.

2.3  Holdback.  An amount equal to ten percent (10%) of the portion of the Purchase Price calculated pursuant to Sections 1 and 2 of Exhibit 2.2 (the “Holdback Amount”) shall be retained by Buyer pending the determination each of Company’s and Shareholders’ indemnification obligations, if any, as set forth in Section 10.1.  On the second anniversary of the Closing Date, the Holdback Amount, less any amounts set-off pursuant to Section 10.5, shall be paid to the Shareholders in proportion to their respective percentage ownership interests in Bay View’s Common Stock as set forth in Schedule 4.3(b).

2.4  Installment Payment.  An amount equal to five percent (5%) of the portion of the Purchase Price calculated pursuant to Sections 1 and 2 of Exhibit 2.2 (the “Installment Payment”) shall be retained by the Buyer until the first anniversary of the Closing Date and shall be paid to the Shareholders in proportion to their respective percentage ownership interests in Bay View’s Common Stock as set forth in Schedule 4.3(b).

ARTICLE 3

CLOSING

3.1  Closing Date.  The closing with respect to the transactions provided for in this Agreement (the “Closing”) shall take place on the last calendar day of the calendar month in which receipt of final Requisite Regulatory Approvals takes place, and in no case later than October 31, 2007.  The day upon which the Closing occurs shall be the “Closing Date.”

3.2  Delivery of Share Certificates.  At the Closing, the Shareholders shall deliver to Buyer share certificates evidencing ownership of the Purchased Shares.

3.3  Payment.  The payment required under Section 2.2 above shall be paid to each of the Shareholders at the Closing, pro-rata, by check or wire transfer, as Buyer may elect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company hereby represents and warrants to Buyer as of the date hereof, and as of the Closing, as follows:

4.1  Organization; Power; Good Standing.  Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California.  Company has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as now being conducted and to enter into this Agreement and perform its obligations hereunder.  Company has furnished to the Buyer true, correct and complete copies of Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Incorporation”), and Company's Bylaws, as amended and as in effect on the date hereof (the “Bylaws”).  The minute books (containing the records of meetings of the shareholders, the board of directors, and any committees of the board of directors of the Company), the stock certificate books, and the stock record books of Company are correct and complete.  Company is not in default under or in violation of any provision of its Articles of Incorporation or Bylaws.  Company maintains and operates offices in the locations set forth in Schedule 4.1.  Except as set forth in Schedule 4.1, neither the scope of the business of Company nor the location of any of its respective employees, operations or properties requires that Company be licensed or qualified to conduct business in any jurisdiction other than the State of California, where the failure to be so licensed and qualified would have a Material Adverse Effect on Company.

4.2  Licenses and Permits.  Company and its Affiliates have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of Company’s business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Company or on the ability of Company to consummate the transactions contemplated by this Agreement.  The properties, assets, operations and businesses of Company are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.  The Company’s licenses and expiration dates of such licenses are set forth in Schedule 4.2.

4.3  Subsidiaries; Capital Stock; Financial Statements.

(a)  Except for CSNK, Bay View has no, and has never had any, Subsidiaries.  Company does not own or have a right to acquire the equity securities of any Person.

(b)  The authorized capital stock of Bay View consists of 1,000,000 shares of Common Stock, of which 480,271 shares are outstanding.  Bay View has no other classes of stock authorized or outstanding.  All of such shares issued and outstanding have been duly authorized, are validly issued, fully paid for and non-assessable, and are held of record and legally and beneficially owned by the respective Shareholders as set forth in Schedule 4.3(b).  Bay View holds no shares of its Common Stock or Preferred Stock in its treasury.  There are no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or any other agreements of any character obligating Bay View to issue any additional shares of its Common Stock, Preferred Stock or any other stock, securities or interests of Bay View or any securities convertible into, or evidencing the right to subscribe for any shares of its Common Stock or Preferred Stock or any other stock, securities or interests of Bay View. There are no voting trusts or any other agreements or understandings with respect to the voting capital stock of Bay View.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Bay View.

(c)  The authorized capital stock of CSNK consists of 1,000 shares of common stock, of which 1,000 shares are outstanding.  Bay View directly owns one hundred percent of the ownership interests in CSNK, free and clear of any and all liens, claims, charges, security interests, encumbrances and restrictions of any kind whatsoever or any other limitation or restriction.  All of such shares issued and outstanding have been duly authorized, are validly issued, fully paid for and non-assessable, and are held of record and legally and beneficially owned by Bay View.  CSNK holds no shares of its capital stock in its treasury.  There are no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or any other agreements of any character obligating Bay View or CSNK to issue any additional shares of CSNK’s common stock or any other stock, securities or interests of CSNK or any securities convertible into, or evidencing the right to subscribe for any shares of CSNK’s common stock or any other stock, securities or interests of CSNK. There are no voting trusts or any other agreements or understandings with respect to the voting capital stock of CSNK.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to CSNK.

(d)  Attached hereto as Exhibit 4.3(d) are the following financial statements (collectively the “Company Financial Statements”): (i) audited consolidated and consolidating balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended May 31, 2006, May 31, 2005, and May 31, 2004 for Company; and (ii) unaudited consolidated and consolidating balance sheets and statements of income, changes in stockholders’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the twelve (12) months ended May 31, 2007 for Company.  The Company Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of Company as of such dates and the results of operations of Company for such periods, are correct and complete in all material respects, and are consistent with the books and records of Company (which books and records are correct and complete in all material respects).  Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of the Company Financial Statements and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.4  Authority Relative to Agreement.  Company has all necessary power and authority to enter into this Agreement and any other documents and agreements contemplated by this Agreement to which it is a party and has taken all action necessary to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder.  The execution and delivery by Company of this Agreement and each other document and agreement contemplated by this Agreement to which it is a party, and the performance by Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors or other appropriate governing body of Company.  This Agreement has been duly executed and delivered by Company and is a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except that enforceability may be limited by the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors.  Each other document and agreement contemplated by this Agreement to which Company is a party will have been, as of the Closing, duly and validly executed by Company, and will be a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except that enforceability may be limited by the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors.

4.5  Noncontravention.  Neither the execution, delivery or performance of this Agreement or any other documents and agreements contemplated by this Agreement to which Company is a party, the consummation of the transactions contemplated hereby or thereby, nor compliance by Company with any of the provisions hereof or thereof, will  (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which Company is subject or any provision of its Articles of Incorporation or Bylaws or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any security interest, encumbrance or lien upon any of its assets).  Company is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity in order for the parties to consummate the transactions contemplated by this Agreement.

4.6  No Other Agreements.  Company does not have any obligation, absolute of contingent, to any other Person to sell all or substantially all of the assets or business of Company or to sell any Common Stock, Preferred Stock or other capital stock, securities or interests of Company, or to effect any merger, consolidation or other reorganization of Company or to enter into any agreement with respect thereto.

4.7  Undisclosed Liabilities.  Except to the extent disclosed therein, Company had, at the Closing Date no material liabilities or obligations of any kind, whether accrued, absolute, contingent or otherwise that should have appeared on the Company Financial Statements that were not on the Company Financial Statements as of the Closing Date prepared in accordance with GAAP consistently applied.  To the Company’s Knowledge, except claims or liabilities that occur in the ordinary course of business, there are no reasonable grounds for any basis for assertion against Company of any claim or liability of any nature in any amount not fully disclosed in the Company Financial Statements.

4.8  Absence of Certain Changes or Events.  Since April 30, 2007, the Company has not, except as set forth in detail in Schedule 4.8:

(a)  incurred, assumed or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) except normal trade or business obligations incurred in the ordinary course of business, the performance of which will not, individually or in the aggregate, have a Material Adverse Effect on Company;

(b)  Discharged or satisfied any Lien or paid any obligation or liability (contingent or otherwise), except current liabilities included in the Company Financial Statements.

(c)  Mortgaged, pledged or subjected to any Lien any of the assets of Company (whether tangible or intangible), other than statutory Liens not yet delinquent;

(d)  Made any material modifications to agreements to sell, assign, transfer, convey, lease or otherwise dispose of, or agreed to sell, assign, transfer, convey, lease or otherwise dispose of any of its assets or properties, except for fair consideration in the ordinary course of business.

(e)  Canceled or compromised any debt or claim, except for adjustments made in the ordinary course of business which, in the aggregate, are not material;

(f)  Waived or released any rights, other than in the ordinary course of business;

(g)  Transferred or granted any rights under any concessions, leases, licenses, patents, inventions, trademarks, trade names, copyrights, or with respect to any know-how;

(h)  Made, promised or granted any wage or salary increase, given or paid any service award, severance payment, bonus, incentive compensation or like benefit to or for the credit of any director, officer, employee or agent or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan, program or agreement maintained by the Company for the directors, employees or former employees of Company;

(i)  Entered into any transaction, contract or commitment other than in the ordinary course of business.  Ordinary course of business is defined to mean (i) such action is consistent with the past practices and is taken in the ordinary course of the normal day-to-day operations, (ii) such action is not required to be authorized by the board of directors of such entity (or by any person or group of persons exercising similar authority) or by the shareholders or other equity owners (if any) and (iii) such action is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other persons that are in the same line of business of the Company;

(j)  Made any unbudgeted capital expenditure or entered into any commitment therefor;

(k)  Directly or indirectly declared, set aside or paid any dividend or made any distribution in respect to its capital stock or redeemed, purchased or otherwise acquired, or arranged for the redemption, purchase or acquisition of, any shares of its capital stock or other of its securities;

(l)  Purchased, redeemed, issued, sold or otherwise acquired or disposed of any shares of Common Stock or Preferred Stock, any evidence of its indebtedness or other of its securities or granted any options, warrants or other rights to purchase or convert any obligation into any shares of Common Stock or Preferred Stock, any evidence of indebtedness or other securities of Company;

(m)  Lost the employment of any employee or employees which loss or losses, individually or in the aggregate, has or may have a Material Adverse Effect on Company;

(n)  Lost the benefit of contracts or arrangements with any customer or customers which loss or losses, individually or in the aggregate, has or may have a Material Adverse Effect on Company or experienced any material adverse change in relations with any customer or client of the Company;

(o)  Amended its charter documents or merged with or into or consolidated with any other entity, or voluntarily or involuntarily dissolved or liquidated or changed or agreed to change in any manner the rights of Common Stock or Preferred Stock;

(p)  Paid any expenses of, or made any advances to, any affiliated parties or incur any liabilities to, or otherwise became indebted to, any affiliated parties except in the ordinary course of business;

(q)  Entered into any transactions with any affiliated parties or any other entity other than on an arm’s-length basis;

(r)  Made or authorized any change in its authorized or outstanding capital stock;

(s)  Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance or sale of or conversion into shares of its capital stock;

(t)  Made any or acquiesced with any change in any accounting methods, principles or practices except changes required by changes in GAAP or regulatory requirements;

(u)  Except as permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment, or engaged in any transactions affecting the Company’s business or properties, other than in the ordinary course of business;

(v)  Discharged or satisfied any Lien, or paid any obligation or liability, absolute or contingent, other than current liabilities shown on the balance sheet, and current liabilities incurred since that date in the ordinary course of business;

(w)  Suffered any damage, destruction, or loss (whether or not covered by insurance) materially and adversely affecting its properties or business, or of any item carried in its property account at more than $10,000;

(x)  Experienced any labor trouble, or any event or condition of any character, that has or may have a Material Adverse Effect on Company;

(y)  Agreed, whether in writing or otherwise, to take any action the performance of which would change the representations contained in this Agreement in the future so that any such representation would not be true in all material respects as of the Closing Date;

(z)  Settled or agreed to settle any material claim, action, suit, proceeding or investigation; or

(aa)  Terminated or amended, or failed in any material respect to perform obligations or suffered the occurrence of any default under, any material contract, lease, agreement or license.

4.9  Tax Matters.

(a)  Since May 31, 2003, Company has duly filed, or has obtained extensions of the deadline to file and will duly file within the extended deadline, with all appropriate Governmental Entities, all Returns required to be filed, which Returns were and are correct, accurate and complete.  Company is not a party to any pending action or proceeding, nor is any action or proceeding threatened in writing, by any Governmental Entity for assessment or collection of Taxes.  No claim for assessment or collection of Taxes has been asserted against Company except to the extent properly accrued on the Most Recent Financial Statements.

(b)  Except as disclosed on Schedule 4.9, there is no review or audit by any taxing authority of any Tax liability of Company currently in progress.  Except as disclosed on Schedule 4.9, Company has not received any written notices within the three years preceding the Closing Date of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of Company for any period.  Company currently has no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of Company filed for fiscal years ended on or after May 31, 2003, nor to the Knowledge of Company is there reason to believe that any material deficiency will be assessed.

(c)  Except as disclosed on Schedule 4.9, no agreements are in force or are currently being negotiated by or on behalf of Company for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax.  No Closing agreements or compromises concerning Taxes of Company are currently pending.

(d)  Company has withheld from each payment made to any of their respective officers, directors and employees, the amount of all applicable Taxes, including, but not limited to, income tax, social security contributions, unemployment contributions, backup withholding and other deductions required to be withheld therefrom by any Tax law and have paid the same to the proper taxing authorities within the time required under any applicable Tax law.

(e)  There are no Tax Liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any assets owned by Company, except for Liens for Taxes that are not yet due and payable.

(f)  Company has made full and adequate provision and reserve for all federal, state, local or foreign Taxes for the current period for which Returns are not yet required to be filed.  The Company Financial Statements contain fair and sufficient accruals for the payment of all Taxes for the periods covered by the Company Financial Statements and all periods prior thereto.

4.10  Environmental Matters.  Except as set forth on Schedule 4.10, no toxic, hazardous, explosive or otherwise dangerous materials, substances, pollutants or wastes, as those terms are used in the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act of 1976, the Hazardous Materials Transportation Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the Emergency Planning and Community Right-to-Know Act or in any other federal, state or local environmental law (collectively, “Environmental Laws”), petroleum products, polychlorinated biphenyis, urea-formaldehyde foam, or radioactive materials (all of the above being collectively referred to herein as “Hazardous Materials”) have been or are stored, treated, disposed of managed, generated, manufactured, produced, released (as defined in CERCLA Section 101(22)), emitted or discharged by the Company either on any of its real property or elsewhere.

(a)  Except as set forth on Schedule 4.10, to the Company’s Knowledge, the Company has been and is in compliance in all material respects with all Environmental Laws, and has obtained all environmental licenses, permits, approvals, registrations and authorizations (federal, state and local) material to the business.  Except as set forth on Schedule 4.10, all such licenses, permits, approvals, registrations and authorizations will remain in full force and effect as of the Closing and may be effectively transferred or assigned to Buyer on or after the Closing Date without materially and adversely affecting the operation of the Company’s business by Buyer after the Closing.

(b)  Except as set forth on Schedule 4.10, to the Company’s Knowledge, no governmental or private action, suit or proceeding to enforce or impose liability under any Environmental Laws is pending or threatened against the Company and, to the Company’s Knowledge, no Lien has been created on the Company’s real estate under any Environmental Laws.

4.11  Transactions with Management.  Except as set forth in Schedule 4.11, Company is not a party to any contract, lease or commitment with any officer, director or shareholder (or any affiliate of any such officer, director or shareholder) of Company, nor are there any loans outstanding to any of such persons (or any affiliates of any such person) from Company.

4.12  Company Filings.  Since January 1, 2002, Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with all applicable Governmental Entities (the “Company Filings”).  Except to the extent prohibited by law, copies of the Company Filings have been made available to Buyer.  As of their respective filing or mailing dates, each of the past Company Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.13  Accuracy of Information Supplied.  Except to the extent expressly qualified as to materiality or Knowledge, the information concerning the Company set forth in this Agreement, the Company Financial Statements, the Schedules and Exhibits and any document to be delivered by the Company at the Closing to Buyer pursuant hereto, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they are made, not misleading.  Copies of all documents heretofore or hereafter delivered or made available to Buyer pursuant hereto were or will be complete and accurate copies of such documents.

4.14  Litigation.  Except as set forth in Schedule 4.14, there is no suit, action, proceeding or investigation pending or, to the Company’s Knowledge, threatened against the Company which, if adversely determined, would have a Material Adverse Effect on Company; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect.  Schedule 4.14 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which Company is a named party, and except as disclosed on Schedule 4.14, all of the litigation shown on such Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with Company’s prior business practices.

4.15  Insurance.  Schedule 4.15 contains a list of all policies of insurance and bonds carried and owned by Company since June 1, 2002.  Company is not in default under any such policy of insurance or bond such that it can be canceled and all material claims thereunder have been filed in timely fashion.  Company has filed claims with, or given notice of claim to, their insurers or bonding companies in timely fashion with respect to all material matters and occurrences for which they believe they have coverage.  Except as disclosed on Schedule 4.15, to the Company’s Knowledge, there are no outstanding requirements or recommendations by any insurance company or by any Board of Underwriters or other similar body exercising similar functions or by any Governmental Entity exercising similar functions which require or recommend any changes in the conduct of the business, or any repairs or other work to be done on or with respect to any of the properties or assets of the Company.  Except as set forth on Schedule 4.15, the Company has received no written notice or other written communication from any such insurance company within the two (2) years preceding the date canceling or materially amending any insurance policies or materially increasing the annual or other premiums payable under any of such insurance policies and no such cancellation, amendment or material increase of premiums is, to the Company’s Knowledge, threatened.  Except as set forth on Schedule 4.15, there have been no errors or omissions claims asserted against the Company for the last five (5) years and to the best of the Company’s Knowledge no such claims may exist or will be asserted in the future.

4.16  Bonds. Schedule 4.16 sets forth each bond that is required to be maintained in connection with the operation of Company’s business.  Each of such bonds is in full force and effect and Company has not received any notice of cancellation with respect thereto.  No application by Company for any bond has been denied.  There are no changes, notices, filings or consents required with respect to such bonds (including with respect to the amount thereof) as a result of the transactions contemplated by this Agreement.

4.17  Title to Assets other than Real Property.  Except as set forth in Schedule 4.17, Company has good and marketable title to all its properties and assets, owned or leased by Company, free and clear of all mortgages, Liens, pledges, or prior assignments of any kind or nature and except for: (a) encumbrances as set forth in the Company Financial Statements; (b) Liens for current Taxes not yet due which have been fully reserved for; and (c) encumbrances, if any, that are not substantial in character, amount or extent and do not detract materially from the value, or interfere with present use or the sale or other disposition of the property subject thereto or affected thereby.  All such properties and assets are, and require only routine maintenance to keep them in, good working condition, normal wear and tear excepted.

4.18  Real Property.  Schedule 4.18 is an accurate list and general description of all real property owned or leased by Company.

Except as indicated in Schedule 4.18:

(a)  No officer, director, shareholder or employee of the Company, nor any spouse, child or other relative or affiliate thereof, owns directly or indirectly (other than through Seller), in whole or in part, any of the real properties described on Schedule 4.18 or any interest therein;

(b)  The Company is not in default with respect to any term or condition of any such lease or sublease, nor, to the Company’s Knowledge, has any event occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder, would cause the acceleration of any obligation of Seller under such lease or sublease or the creation of any claim or Lien upon any asset thereof or interfere with Seller’s right to occupy any leasehold;

(c)  All of the buildings, fixtures and other improvements described on Schedule 4.18 are in good operating condition, subject to ordinary wear and tear, and have been maintained as required by Seller, and Seller has not received any written notice that any such building, fixtures or improvements is in violation of any applicable building code, zoning ordinance, land use or other similar law or regulation.

4.19  Material Contracts.  Schedule 4.19 to this Agreement contains a complete and accurate written list of all material agreements, obligations or understandings, written and oral, to which Company is a party as of the date of this Agreement (“Contract”), including a separate summary narrative description of any transfer of ownership penalties and fees that will be incurred upon the consummation of the transactions contemplated in this Agreement.

(a)  True, complete and correct copies of each of the Contracts, or where they are oral, true and complete written summaries thereof, have been delivered to Buyer by Seller.  Schedule 4.19(a) also sets forth a complete and accurate description of all Contracts containing termination fees and penalties in excess of $10,000 per contract, including the specific amount of all termination fees and penalties for each such Contract(s).  Except in each case as listed in Schedule 4.19, the Company is not a party to any material written or oral Contract.

(b)  Except as expressly described on Schedule 4.19(b):

(i)  The Company has fulfilled all material obligations required pursuant to each Contract to have been performed by the Company, and there is no reason to believe that the Company through the Closing Date, will not be able to fulfill, when due, all of its respective obligations under the Contracts which remain to be performed after the Closing Date;

(ii)  There has not occurred any material default under any of the Contracts on the part of the Company or is there expected to be any material default under any of the Contracts to the Company’s or Shareholders’ Knowledge, nor has the Company received notice of default under any of the Contracts from any other party thereof or sent notice of default under any of the Contracts to any other party thereof, nor to the Company’s Knowledge has any event occurred which, with the giving of notice or the lapse of time, or both, would constitute a default on the part of the Company under any of the Contracts, nor, to the Company’s Knowledge, has any event occurred which, with the giving of notice or the lapse of time, or both, would constitute a default on the part of any other party to any of the Contracts; and

(iii)  No consent of any party to any of the Contracts which is material to the continued operation of the business after the Closing or to the financial prospects of the business after the Closing is required for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or the assignment of any Contract to Buyer.

4.20  Employees; Employee Benefit Plans; ERISA.

(a)  Company has delivered as Schedule 4.20(a) a complete list of:  (i)  all current employees of Company together with each employee’s tenure with Company, title or job classification, and the current annual rate of compensation anticipated to be paid to each such employee; and (ii) all employee plans and benefit arrangements, including all plans or practices providing for current compensation or accruals for active employees, including, but not limited to, all employee benefit plans, all pension, profit-sharing, retirement, bonus, stock option, incentive, deferred compensation, severance, long-term disability, medical, dental, health, hospitalization, life insurance or other insurance plans or related benefits.  Except as indicated in Schedule 4.20(a), all current and former employees of Company have executed a non-disclosure agreement with the Company.

(b)  Except as disclosed on Schedule 4.20(b), Company does not sponsor, maintain, administer or otherwise act as a fiduciary with respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, which is subject to any provisions of ERISA and covers any employee, whether active or retired, of Company (any such plan being herein referred to as an “Employee Plan”).  True and complete copies of each such Employee Plan, including amendments thereto, have been previously delivered to Buyer, together with (i) all agreements regarding plan assets with respect to such Employee Plans, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including, if applicable, Schedules A and B thereto) prepared in connection with any such Employee Plan, (iii) a true and complete copy of the actuarial valuation reports for the most recent three years, if any, prepared in connection with any such Employee Plan covering any active employee of Company, (iv) a copy of the most recent summary plan description of each such Employee Plan, together with any modifications thereto, and (v) a copy of the most recent favorable determination letter (if applicable) from the Internal Revenue Service, and any letter (if applicable) from the Internal Revenue Service pursuant to the Employee Plans Compliance Resolution System, for each Employee Plan.  None of the Employee Plans is a “multi-employer plan” as defined in Section 3(37) of ERISA or a “multiple employer plan” as covered in Section 412 of the IRC, and Company has not been obligated to make a contribution to any such multi-employer or multiple employer plan within the past five years.  None of the Employee Plans of Company is, or for the last five years has been, subject to Title IV of ERISA.  To the Company’s Knowledge, each Employee Plan which is intended to be qualified under Section 401(a) of the IRC is so qualified and each trust maintained pursuant thereto is exempt from income tax under Section 501(a) of the IRC, and Company is not aware of any fact which has occurred which would cause the loss of such qualification or exemption.

(c)  Except as disclosed in Schedule 4.20(c), Company does not maintain (other than base salary and base wages) any form of current or deferred compensation, bonus, stock option, stock appreciation right, severance pay, salary continuation, retirement or incentive plan or arrangement for the benefit of any director, officer or employee, whether active or retired, of Company or for any class or classes of such directors, officers or employees.  Except as disclosed in Schedule 4.20(c), Company does not maintain any group or individual health insurance, welfare or similar plan or arrangement for the benefit of any director, officer or employee of Company, whether active or retired, or for any class or classes of such directors, officers or employees.  Any such plan or arrangement described in this Section 4.20, copies of which have been delivered to Buyer, shall be herein referred to as a “Benefit Arrangement.”

(d)  Except as set forth on Schedule 4.20(d), no Employee Plan or Benefit Arrangement has any material funding, compliance or fiduciary liability, accrued or contingent, including, without limitation, liabilities for federal, state, local or foreign taxes, interest or penalty, other than liability for claims arising in the course of the administration of each such Employee Plan.  Except as set forth on Schedule 4.20(d), there is no pending legal action, proceeding or, to the Company’s Knowledge, investigation, against any Employee Plan which would reasonably be expected to result in material liability to such Employee Plan, other than routine claims for benefits, and there is no basis for any such legal action, proceeding or investigation.

(e)  Moreover, with respect to any Employee Plan, the following is true and correct:

(i)  Schedule 4.20(e) sets forth the amount of any liability of the Company or ERISA affiliates for contributions more than thirty days past due with respect to each Employee Plan as of the date and as of the end of any subsequent month ending prior to the Closing.  Except for group life insurance plans, no Employee Plan (as defined in Section 3(1) of ERISA) provides for continuing benefits or coverage for any participant, beneficiary or former employee after such participant’s or former employee’s termination of employment except as may be required by Section 4980B of the Code and Sections 601 - 608 of ERISA or similar state law;

(ii)  Each Employee Plan complies currently, in all material respects, and have complied in all material respects in the past, both as to form and operation, with the provisions of ERISA, the Internal Revenue Code of 1986, as amended (“Code”) and with all other applicable laws, rules and regulations; all reports and disclosures that are required have been timely made and filed; and with respect to each Employee Plan that is intended to be tax-qualified, a favorable determination letter as to the qualification under the Code of each such Employee Plan and each material amendment thereof has been issued by the Internal Revenue Service (and, to the Company’s Knowledge, nothing has occurred since the date of the last such determination letter which resulted in or is likely to result in the revocation of such determination);

(iii)  To the Knowledge of the Company, no plan fiduciary of any such Employee Plan has engaged in any non-exempt prohibited transaction in violation of Section 406 of ERISA or in any “prohibited transaction” as defined in Section 4975(c)(1) of the Code;

(iv)  Neither the Company nor any ERISA affiliate is, or has been, a contributing sponsor or has maintained or participated in any Employee Plan subject to the provisions of Title IV of ERISA.  In addition, neither the Company nor any ERISA affiliate (1) is a party to a collective bargaining agreement, or (2) has maintained or contributed to, or has participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA);

(v)  True and complete copies of each Employee Plan (except for Pension Benefit Plans not currently maintained by Company), and, as applicable for each such Employee Plan, any related trust agreements, annuity contracts (or any other funding instruments), summary plan descriptions, the most recent determination letter issued by the Internal Revenue Service with respect to each pension benefit Plan, any letters issued pursuant to the Employee Plans Compliance Resolution System, and Annual Reports on Form 5500 Series filed for each Pension Benefit Plan for the three most recent plan years, have been made available to Buyer;

(vi)  Except as set forth in Schedule 4.20(e), all Employee Plans (except for Employee Plans not currently maintained by the Company) and related trust agreements (or any other funding instruments), are, to the Company’s Knowledge, legally valid and binding and in full force and effect, and there are no promised increases in benefits (whether expressed, implied, oral or written) under any of these plans nor any obligations, commitments or understandings to continue any of these plans, (whether expressed, implied, oral or written) except as required by Section 4980B of the Code and Sections 601-608 of ERISA or applicable laws;

(vii)  There are no claims pending with respect to, or under, any Employee Plan, other than routine claims for plan benefits, and there are no disputes or litigation pending or, to the Knowledge of the Company, threatened with respect to any such plans;

(viii)  To the Company’s Knowledge, no action has been taken, nor has there been a failure to take any action, that would subject any person to any liability for any income, excise or other tax or penalty in connection with any Employee Plan, other than for income taxes due with respect to benefits paid;

(ix)  Except as set forth in Schedule 4.20(e), the Company is not obligated to pay deferred compensation (within the meaning of Section 409A of the Code and related regulations) to any current or former employee, independent contractor, shareholder, or any other person; and

(x)  Except as otherwise set forth in Schedule 4.20(e), neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (1) result in any payment to be made by the Company or any ERISA affiliate (including, without limitation, severance, unemployment compensation, golden parachute (defined in Section 280G of the Code), or otherwise) becoming due to any employee, director or consultant, or (2) increase any benefits otherwise payable under any Employee Plan.

(f)  Except as set forth on Schedule 4.20(f) (a) there are no claims by any employee, former employee, independent contractor or former independent contractor of the Company or a predecessor of the Company against the Company other than for compensation and benefits due in the ordinary course of employment or engagement; (b) there are no claims against the Company arising out of any statute, ordinance or regulation relating to employment practices or occupational or safety and health standards; (c) there are no pending or, to the Company’s Knowledge, threatened labor disputes, strikes or work stoppages against the Company; (d) there are no union organizing activities in process or contemplated with respect to the business; (e) the Company is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency which requires equal employment opportunities or affirmative action in employment; (f) there are no unfair labor practice complaints pending against the Company or similar claims pending before any similar state, local or foreign agency.  Schedule 4.20(f) identifies all Company employees on leave of absence.  Notice of the availability of health care continuation coverage for Company employees, former Company employees and their respective dependents and qualified beneficiaries, in accordance with the requirements of COBRA and applicable state law, has been provided to all persons entitled thereof, and all persons electing such coverage are being (or have been, if applicable) provided such coverage.  In addition, Schedule 4.20(f) sets forth a list of names, titles (if applicable) and compensation of all independent contractors of Seller.  Except as indicated in Schedule 4.20(f), such independent contractors have executed non-competition and/or non-disclosure agreements with the Company.

(g)  To the Knowledge of Company, no executive, key employee, or group of employees has any plans to terminate employment with, or materially modify its services to, Company.

4.21  Powers of Attorney.  No power of attorney or similar authorization given by Company is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

4.22  Tangible Personal Property Other than Inventory.  Except as indicated on Schedule 4.22:

(a)  The Company has good and marketable title to each item of tangible personal property included in the most recent Company Financial Statements which it owns free and clear of all Liens, leases, claims under bailment and storage agreements, equities, conditional sales contracts, security interests, charges and restrictions except for liens, if any, for personal property taxes not yet due and payable;

(b)  Each item of tangible personal property included in the most recent Company Financial Statements not owned by the Company is currently in such condition that, upon the return of such property to its owner in its present condition at the end of the relevant lease term or as otherwise contemplated by the applicable agreement between Seller and the owner or lessor thereof, the obligations of Seller to such owner or lessor would be discharged without further obligation or the payment of any termination fee, penalty or other fees;

(c)  Each material item of tangible personal property included in the most recent Company Financial Statements is, and as of the Closing Date shall be, in good operating condition and repair, ordinary wear and tear excepted;

(d)  The Company owns or otherwise has the right to use all of the tangible personal property now used by it in the operation of the business or the use of which is necessary for the performance of any contract to which the Company is a party; and

(e)  Each item of tangible personal property owned by the Company and included in the most recent Company Financial Statements has been used by Seller in the ordinary course of the business.

4.23  Intangible Personal Property.

(a)  Schedule 4.23 include:  (i) a list and description of all intangible personal property included in the most recent Company Financial Statements owned by the Company or used in the business, including but not limited to, computer software and programs, software in progress, computer operating systems and applications, United States and foreign patents, patent applications, trade names, trademarks, trade name and trademark registrations, copyright registrations and applications for any of the foregoing; and (ii) a true and complete list of all licenses or similar agreements or arrangements to which the Company is a party either as licensee or licensor for each such item of intangible personal property (other than “shrink-wrap,” “click-through” or similar licenses to commercially available products that sell for less than $1,000).

(b)  Except as indicated on Schedule 4.23:

(i)  the Company owns or has the right to use such intangible personal property, free and clear of all Liens, equities and other adverse claims;

(ii)  To the Company’s Knowledge, no interference actions or other judicial or adversary proceedings concerning any of such items of intangible personal property are pending, and to the Company’s Knowledge, no such action or proceeding is threatened;

(iii)  To its Knowledge, the Company has the right and authority to use such items of intangible personal property in connection with the conduct of the business in the manner presently conducted, and, to the Company’s Knowledge, such use does not conflict with, infringe upon or violate any rights of any other person, firm or corporation;

(iv)  There are no outstanding or, to the Company’s Knowledge, threatened disputes or other disagreements to which the Company is or may become a party with respect to any licenses or similar agreements or arrangements described on Schedule 4.23;

(v)  The Company has the right to use and assign and/or transfer to Buyer all of its intangible property, including with limitation, all right and title to the names “Bay View Funding”, “Bay View Business Manager”, and “CSNK Working Capital Finance Corp.”; and

(vi)  There is no intangible personal property currently used in the operations of the business as presently conducted which is not owned by or licensed to the Company.

4.24  Compliance with Law.  The Company has held and continues to hold all licenses and permits in all applicable jurisdictions necessary in a material respect to conduct its business, and has and continues to conduct and operate its business in compliance with all applicable laws and regulations, including without limitation, the State of California as well as all applicable laws and regulations regarding lending, and there are no material violations thereof except as disclosed on Schedule 4.24.  Company has not received any notices of violation of any applicable zoning regulation or order, or other law, order, regulation, or requirement relating to the operation of its business or to its properties, except as shown on Schedule 4.24.

4.25  Other Material Circumstances.  To the Company’s Knowledge, there is no material fact or circumstance related to the Company’s business which constitutes a serious threat to the viability or survival of the Company’s business.  Buyer acknowledges that the Company is unable to guaranty future financial results of the Company.

4.26  Conflicts of Interest.  Except as disclosed in Schedule 4.26, no officer, director or shareholder of the Company, or any affiliate of any such person, now has or within the last three years had, either directly or indirectly:  (a) an equity or debt interest in any corporation, partnership, joint venture, association, organization or other person or entity which furnishes or sells, or during such period furnished or sold, any services or products to the Company, or purchases, or during such period purchased, from the Company any goods or services, or otherwise does, or during such period did, business with the Company; or (b) a beneficial interest in any contract, commitment or agreement to which the Company is or was a party or under which the Company was obligated or bound or to which its properties may be or may have been subject.

4.27  Accounts Receivable.  Except as set forth on Schedule 4.27, the accounts receivable arising out of the operations of the Company (and not accounts receivable of other entities purchased by the Company):  (a) arose out of the services rendered by the Company in the ordinary course of the Company’s business; (b) have been billed or invoiced in the ordinary course of the Company’s business and in accordance in all material respects with all applicable laws, regulations, administrative rulings and procedures; (c) represent bona fide indebtedness of the applicable account debtor, not subject to any defense, set-off or counterclaim; and (d) are collectible in full, net of the reserves set forth on the Most Recent Financial Statements.

4.28  Statement.  As set forth in Schedule 4.28, the Company has accurately reflected a true and complete list, as of the date of this Agreement and certified by Company’s Chief Executive Officer, showing the names of all persons who are currently paid compensation (in any form) from Company, together with a statement of the full amount paid or payable to each such person for services rendered since December 31, 2006, and the basis therefore.

4.29  Condition of Assets.  The assets of the Company are in good operating condition and repair, and conform in all material respects with all applicable ordinances, regulations, zoning, commercial standards and other laws.

4.30  Title to Properties; Encumbrances.  Except as set forth on Schedule 4.30, the Company has unencumbered, good, legal, and indefeasible title to all its properties and assets, real and personal, including, without limitation, all the properties and assets reflected in the financial statements and has good and legal title or good and valid leasehold rights to all assets that are necessary for it to conduct its business as it is currently being conducted.  The Company owns all furniture, equipment, art and other property used to transact business presently located on its premises.  No Property has been deed recorded or otherwise been identified in public records or should have been recorded or so identified as containing Hazardous Substances.  Schedule 4.30 sets forth a list of personal property belonging to the Company which is located on the premises of the Company.

4.31  Major Customers and Suppliers. Schedule 4.31 sets forth (a) the twenty (20) largest customers of Company based on balances outstanding at April 30, 2007, and (b) the five (5) largest suppliers of Company, taken as a whole, on the basis of cost of goods or services purchased for the most recently completed fiscal year.  Unless otherwise specified in writing by Company to Buyer prior to Closing, no such customer or supplier has ceased or materially reduced its purchases from, or sales or provision of services to, Company since the most recently completed fiscal year nor has Company received any communication or notice from such customer or supplier to materially reduce purchases from, or sales or provision of services to, Company.

4.32  Broker’s Fees.  Company does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

4.33  Guaranties.  Company is not a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person.

4.34  Officers and Directors. Schedule 4.34 contains a true and complete list of all of the officers, members of the board of directors and committees thereof or similar governing bodies of Company.

4.35  Bank Accounts. Schedule 4.35 contains a list of all Company bank accounts and safe deposit boxes and the Persons authorized to draw thereon or have access thereto.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Company as of the date hereof, and as of the Closing, as follows:

5.1  Organization; Power; Good Standing; Regulation.  Buyer is a California corporation duly incorporated, validly existing and in good standing.  Buyer has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.  Buyer as a registered bank holding company is supervised and regulated by the Federal Reserve Board and is limited in its activities and investments under federal banking law and regulations.

5.2  Authority Relative to Agreement.  The execution, delivery and performance by Buyer of this Agreement has been duly and effectively authorized by all necessary corporate action by Buyer.  This Agreement has been duly executed by Buyer and is valid, legally binding and enforceable obligation of the Buyer.

5.3  Financial Capacity.  Buyer has adequate resources to complete the purchase of the Purchased Shares as contemplated by this Agreement.

ARTICLE 6

TRANSACTIONS PRIOR TO THE CLOSING

6.1  Access to Information.  Company shall give to Buyer, its employees, counsel, accountants and other consultants and representatives, full access upon reasonable notice during normal business hours throughout the period to the Closing to the assets, books, contracts, commitments and records of Company for such purposes as Buyer deems appropriate and will furnish to Buyer during such period all such information concerning the affairs of Company as Buyer or their representatives may reasonably request.  Buyer shall cause their representatives to hold in strict confidence all information so obtained from Company and, if the transaction herein provided for is not consummated as contemplated herein, Buyer will return all such data as Company may reasonably request.

6.2  Conduct of Company’s Business Pending the Closing.  Prior to the Closing, Company and directors and management of Company shall conduct Company business consistent with its past practices and shall:

(a)  Operate Company’s business only in the usual, regular and ordinary manner and, to the extent consistent with such operation, use its commercially reasonable efforts to preserve its present business organization and reputation intact, keep available the services of its present officers and employees and preserve its present relationships and goodwill with persons having business dealings with it;

(b)  Maintain all of Company’s properties in customary repair, order and condition, reasonable wear and use excepted, and maintain insurance upon all of its properties and with respect to the conduct of its business in such amounts and of such kinds comparable to that in effect on the date hereof;

(c)  Maintain Company’s books, accounts and records in accordance with GAAP, consistently applied and on a basis consistent with prior years;

(d)  Materially comply with all laws and contractual obligations applicable to Company and to the conduct of its business and perform all of its obligations without default;

(e)  Make no amendment or modification to the Articles of Incorporation or Bylaws;

(f)  Not enter into, or agree to enter into, a merger or consolidation with, or sale of a significant amount of its assets to, any Person, nor change the character of its business in any material respect;

(g)  Not change the number of shares of Common Stock or Preferred Stock issued and outstanding, nor grant, issue or approve any option, warrant or any other right to purchase or to convert any obligation into shares of Common Stock or Preferred Stock;

(h)  Not declare, pay or make any dividend or other distribution or payment in respect of shares of Common Stock or Preferred Stock other than quarterly dividends payable in June, September, December and March, the amount of each such dividend, if any, set forth on Schedule 6.2(h); nor purchase or redeem any such shares or dispose of any indebtedness or other security of Company;

(i)  Not terminate the employment of any employee of Company or take any other material adverse action against any employee of Company without prior notice to Buyer;

(j)  Neither (i) pay or provide for any bonus, stock option, stock purchase, profit sharing, deferred compensation, pension, multi-employer pension, retirement or other similar payment or arrangement other than annual performance bonuses paid to qualified employees normally paid in July of each year in such amounts as are consistent with the Company’s historical practice, nor (ii) enter into an employment or consulting agreement or sales agency with respect to the performance of personal services which is not terminable without liability by Company on thirty days notice or less;

(k)  Not (i) incur or become subject to, or agree to incur or become subject to, any obligation or liability (contingent or otherwise), except in the ordinary course of business (without limiting the foregoing or otherwise defining ordinary course of business, any contract for the extension of credit or renewal of an extension of credit to the Company in excess of $1,000,000 shall not be considered in the ordinary course of business); (ii) discharge or satisfy any Lien or pay any obligation or liability (contingent or otherwise), except in the ordinary course of business; (iii) mortgage, pledge or subject to Lien on any of its assets or properties; (iv) sell, assign, transfer, convey, lease or otherwise dispose of, or agree to sell, assign, transfer, convey, lease or otherwise dispose of, any of its assets or properties, except for fair consideration in the ordinary course of business; (v) acquire or lease (other than a renewal of an existing lease in the ordinary course of business), or agree to acquire or lease (other than a renewal of any existing lease in the ordinary course of business) any material assets or property; (vi) waive or release any rights except in the ordinary course of business; (viii) transfer or grant any rights under any concessions, leases, licenses, agreements, patents, inventions, trade names, trademarks, copyrights, or with respect to any know-how or intellectual property rights except in the ordinary course of business; (ix) modify, change or terminate any existing license, lease, contract or other document except in the ordinary course of business; (x) except in the ordinary course of business, make any capital expenditures or enter into any commitments therefor; (xi) enter into any collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization; or (xii) enter into any transaction and make or enter into no contract or commitment which by reason of its size or otherwise is not in the ordinary course of business or is reasonably likely to have a Material Adverse Effect on the Company;

(l)  Make no change in the banking and safe deposit arrangements without prior written notice to Buyer, giving the details of such change, nor grant any powers of attorney;

(m)  Make no renovation of property involving any obligation on the part of Company in excess of $5,000 in the aggregate without the written consent of Buyer;

(n)  Make no change in its accounting procedures except as required by law or GAAP;

(o)  Use its commercially reasonable efforts not to permit any event to occur which would result in any of Company’s representations and warranties contained in this Agreement not being true and correct; and

(p)  Take no actions, directly or indirectly, to authorize or knowingly permit any of its representatives, directly or indirectly, to solicit or encourage any Acquisition Proposal (as hereinafter defined) or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person or group of persons (other than Buyer, and its representatives) concerning any such solicited Acquisition Proposal.  Company shall notify Buyer immediately in writing if any inquiry regarding an Acquisition Proposal is received by Company, or any affiliate of the Company, including the terms thereof.  For purposes of this Section 6.2, “Acquisition Proposal” shall mean any (a) proposal pursuant to which any Person other than Buyer would acquire or participate in a merger or other business combination or reorganization involving Company; (b) proposal by which any Person or group, other than Buyer, would acquire the right to vote any shares of capital stock of Company; (c) acquisition of all or a substantial portion of the assets of Company; or (d) acquisition of any of the outstanding capital stock of Company, other than as contemplated by this Agreement.

For this Section 6.2, Buyer shall have consented to the action by Company if Buyer has been given written notice by the Company receipt of which has been acknowledged in writing by Buyer and Buyer has not provided written objection within ten (10) Business Days of such written notice by Company.

6.3  Consents.  The Company shall use its commercially reasonable efforts to obtain prior to the Closing Date all such consents, assignments, and approvals as may be required in order to enable it to perform its respective obligations hereunder, including, but not limited to, all consents and approvals required so that Company may continue to enjoy after the Closing Date all rights and benefits presently enjoyed by it.

6.4  Applications.  Buyer and Company shall cooperate and jointly prepare and file as promptly as practicable the applications, correspondence or forms to be filed with appropriate Regulatory Authorities, and the statements, correspondence or applications to be filed to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions:

7.1  Accuracy of Representations and Warranties.  The representations and warranties of Company herein contained shall be true and correct in all material respects (provided that representations and warranties already so qualified shall not be ready to be doubly so qualified) on and as of the Closing with the same force and effect as though made on and as of such date, except as affected by transactions contemplated hereby and as to representations and warranties made as of a specified date.

7.2  Performance of Agreements.  The Company shall have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it/them at or prior to the Closing in all material respects.

7.3  Resolutions of Board of Directors.  Buyer shall have received from Company certified copies of resolutions of the Board of Directors of Company approving this Agreement and authorizing the consummation of the transactions contemplated hereby.

7.4  Company’s Certificate.  Company shall have furnished Buyer with a certificate dated as of the Closing Date and signed by its chief executive officer and chief financial officer as follows:

(a)  Company has fulfilled the conditions specified in Sections 7.1 and 7.2 hereof.

(b)  Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and Company and Shareholders have all requisite corporate power to enter into this Agreement and to perform their obligations hereunder.

(c)  The Articles of Incorporation and Bylaws are true, correct and complete copies of Company’s articles of incorporation and bylaws and no action has been taken to further amend, modify or repeal such Articles of Incorporation or Bylaws, the same being in full force and effect as of the Closing.

7.5  Actions; Proceedings.  There shall not be any actual or, in the good faith opinion of Buyer, threatened action or proceeding by or before any Governmental Entity, arbitrator, mediator or other body or agency which shall seek to impede, restrain, prohibit or invalidate the transactions contemplated by this Agreement or which might affect the right of Buyer to own the Purchased Shares after the Closing Date.

7.6  Consents.  All required consents shall have been received by Company including, but not limited to, all consents and approvals required to permit Company to enjoy after the Closing Date all rights and benefits presently enjoyed by Company, including without limitation, such consents and approvals as are required to avoid a default or event that, with the passage of time or giving of notice, will be a default under any agreement between Company and its customers or any other Contract.

7.7  Financial Statements.  On the Closing, Company shall deliver to Buyer the Company Financial Statements.

7.8  Regulatory Approvals.  All permits, approvals and consents required to be obtained for Buyer to consummate the transactions contemplated by this Agreement, and all waiting periods required to expire under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by this Agreement, shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), without the imposition of any condition which in the reasonable judgment of Buyer is materially burdensome upon Buyer.  The Company shall have the approval of the California Department of Corporations to continue its commercial finance lenders license with the change in ownership after the Closing Date.

7.9  Employment Agreements.  At or prior to the Closing, Vince Narez and Glen Shu shall each enter into an Employment Agreement with Bay View substantially in the forms attached as Exhibit 7.9.1 and Exhibit 7.9.2, respectively.

7.10  Director Resignations.  At or prior to the Closing, the directors of Bay View and CSNK (except for Vince Narez with respect to the Bay View board of directors) shall each provide his/her written resignation which shall be accepted by the Company effective as of immediately prior to the Closing, and Buyer shall appoint new directors of Bay View by appropriate resolution effective as of immediately after the Closing.  The directors of CSNK shall be determined and appointed immediately after Closing in accordance with the articles of incorporation and bylaws of CSNK.

7.11  Stock Certificates.  Each of the Shareholders shall have delivered his/her/its certificate(s) evidencing ownership of such Shareholder’s respective holdings of the Purchased Shares which, in the aggregate constitutes, all the issued and outstanding capital stock of the Company.

7.12  Letter of Transmittal.  Each of the Shareholders shall have executed the Letter of Transmittal (“Letter of Transmittal”) in substantially the form attached as Exhibit 7.12.

7.13  Due Diligence; No Material Adverse Changes.  Buyer shall have satisfactorily completed its due diligence investigation and between April 30, 2007 and the Closing Date, there shall not have occurred any damage or destruction of, or loss to, any of the assets of Company, whether or not covered by insurance, which has had or may reasonably be expected to have a Material Adverse Effect on the Company, nor shall there have occurred any other event or condition which has had or which reasonably may be expected to have a Material Adverse Effect on the Company, including without limitation, any material adverse change in proposed legislation, regulations or practices in any state in which Company transacts business, which would have a Material Adverse Effect on the Company.

ARTICLE 8

CONDITIONS PRECEDENT FOR ALL PARTIES

8.1  Regulatory Approvals.  All Requisite Regulatory Approvals shall have been obtained or expired, as the case may be, without the imposition of any condition which in the reasonable judgment of Buyer is materially burdensome upon Buyer.

8.2  No Action or Proceeding.  No claim, action, suit, investigation or other proceeding brought by any Governmental Entity or other third party shall be pending or threatened before any Governmental Entity which presents a substantial risk of the restraining or prohibition of the transactions contemplated by this Agreement or the obtaining of material damages from any of the parties hereto or other relief in connection therewith.

ARTICLE 9

TERMINATION, AMENDMENTS AND WAIVERS

9.1  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  By mutual consent of the parties hereto;

(b)  By Buyer, if an Acquisition Event involving Company shall have occurred;

(c)  By Company if there shall have been a material breach of any of the representations or warranties of Buyer set forth in this Agreement, which breach, in the reasonable opinion of Company, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of the Company have or be reasonably likely to have, a Material Adverse Effect on Buyer or Company or upon the consummation of the transactions contemplated hereby;

(d)  By Buyer if there shall have been a material breach of any of the representations or warranties of Company set forth in this Agreement or a material breach of any of the representations or warranties of any Shareholder set forth in such Shareholder’s Letter of Transmittal, not otherwise waived by Buyer, which breach, in the reasonable opinion of Buyer, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of Buyer have, or be reasonably likely to have, a Material Adverse Effect on Buyer or Company or upon the consummation of the transactions contemplated hereby;

(e)  By Company after the occurrence of a Default by Buyer and the continuance of such Default for a period of 10 Business Days after written notice of such Default, if such Default, in the reasonable opinion of Company, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

(f)  By Buyer after the occurrence of a Default by Company and the continuance of such Default for a period of ten (10) Business Days after written notice of such Default, if such Default, in the reasonable opinion of Buyer, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

(g)  By Company upon the failure of any of the conditions specified in Article 8 to have been satisfied prior to Closing;

(h)  By Buyer upon the failure of any of the conditions specified in Article 7 or 8 to have been satisfied prior to Closing; or

(i)  By either Company or Buyer if the Closing shall not have occurred on or before October 31, 2007 for any reason.

9.2  Effect of Termination; Survival.  Except as provided in Section 9.3, no termination of this Agreement as provided in Section 9.1 for any reason or in any manner shall release, or be construed as so releasing, any party hereto from its obligations pursuant to Sections 9.3 or 9.4 hereof or from any liability or damage to any other party hereto arising out of, in connection with, or otherwise relating to, directly or indirectly, said party’s material breach, Default or failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, or any breaches of any representation or warranty contained herein arising prior to the date of termination of this Agreement.

9.3  Liquidated Damages; Cancellation Fee.

(a)  In the event of (i) the occurrence of an Acquisition Event involving Company other than as contemplated by this Agreement or (ii) termination of this Agreement by Buyer pursuant to (A) Section 9.1(d) (breach of representations or warranties of Company) where such breach of representation or warranty, shall have been caused in whole or in material part by any action or inaction within the control of Company or Shareholders or (B) Section 9.1(f) (Default), where such Default shall have been caused in whole or in material part by any action or inaction within the control of Company or Shareholders, then Company shall pay to Buyer the sum of $250,000 in cash.

(b)  In the event of termination of this Agreement by Company pursuant to  (i) Section 9.1(c) (breach of representations or warranties of Buyer) where such breach of representation or warranty, shall have been caused in whole or in material part by any action or inaction within the control of Buyer, (ii) Section 9.1(e) (Default), where such Default shall have been caused in whole or in material part by any action or inaction within the control of Buyer, or (iii) the Closing has not occurred on or before October 31, 2007 through no fault of Company or any Shareholder, then Buyer shall pay to Company the sum of $250,000, in cash.

(c)  The parties have determined that the occurrence of any of the events or circumstances set forth in Article 9 would cause a substantial damage and loss and lost business opportunities to the party terminating this Agreement as a result thereof and that the payments contemplated by this Section 9.3 above provide reasonable and fair compensation for such damage, loss and lost business opportunities and are not intended to be and do not constitute a penalty or forfeiture.  Such payments will be made within 10 Business Days following a termination of the Agreement that gives rise to the payment of such liquidated damages pursuant to this Sections 9.3, as applicable.  Upon the making and receipt of payments due under this Section 9.3 neither party, nor any Affiliates of any party, shall have any further obligation or liability of any kind under this Agreement to the other party, except pursuant to Section 11.4.

(d)  In the event of the termination of this Agreement by Company or Buyer and for any reason other than as specified in Section 9.3 (a), (b) and (c) above, none of the parties hereto, including any Shareholder, nor any Affiliates of any such parties, inclusive of officers and directors, shall have any further obligation or liability of any kind to the other party, except pursuant to Section 11.4.

ARTICLE 10

NATURE AND SURVIVAL OF

REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

10.1  Indemnification by Company. Company agrees to defend, indemnify and hold Buyer, its respective officers, directors, agents, representatives, subsidiary and Company entities and affiliates and its successors and assigns, harmless from and against any claim, demand, action, lawsuit, proceedings, liability, expense, judgment, loss or other damage (including, without limitation, reasonable attorneys’ fees and expenses) (collectively, “Claims”) in respect of: any and all Claims resulting from any misrepresentation, inaccuracy or breach of warranty or violation of any covenant made by Shareholders or Company hereunder, or in any Schedule, Exhibit or certificate furnished or to be furnished by Shareholders or Company hereunder.

10.2  Indemnification by Buyer.  Buyer agrees to protect, defend, indemnify and hold harmless Company and Shareholders from and against any and all Claims arising out of or that may result from any misrepresentation, inaccuracy or breach of warranty of any of the representations and warranties set forth in Article 6 or any failure by Buyer to comply with any of its covenants and agreements set forth herein or in any other document executed in connection with the transactions contemplated hereby.

10.3  Limitations on Indemnification.  Except as otherwise described below in this Section 10.3, Company, Shareholders and Buyer will have no indemnification obligations or liabilities under this Agreement arising from any Claim described in a notice delivered in accordance with Section 10.4 below after the second anniversary of the Closing Date.  The limitations on liability and indemnification in the foregoing sentence will not apply to any Claim based on fraud of Shareholders or Company.

10.4  Notification.  Buyer, Shareholders or Company, as the case may be, will promptly notify the other of the existence or occurrence of any facts or events which give rise to the assertion of any Claim under the provisions of this Article 10.  If such Claims are due to the claims of third parties, the indemnifying parties promptly and diligently shall take such actions as may be reasonably required to defend or settle such claims and shall keep the indemnified parties advised of the current status thereof.  The indemnified parties, at the indemnifying parties’ expense, reasonably shall cooperate with the indemnifying parties’ defense and the indemnifying parties reasonably shall consider the indemnified parties’ advice.

10.5  Set-Off.  Subject to and in accordance with the provisions of this Section 10.5, Buyer is hereby authorized at any time after giving notice to Shareholders, and from time to time, to set-off and apply (i) the Holdback Amount, or any portions thereof, and (ii) any and all other amounts owing by Buyer or its Affiliates to Shareholders or their respective Affiliates under this Agreement or any Agreements entered into in connection with this Agreement, against any amounts to which Company is obligated to indemnify Buyer pursuant to any provision of this Article 10 (individually, a “Loss” and collectively, “Losses”).  The rights of Buyer under this Section 10.5 are the Buyer’s sole and exclusive remedy for breaches of representations, warranties and covenants under this Agreement other than any Claim based on fraud or active concealment of Shareholders or Company.

(a)  In the event that Buyer delivers in accordance with Section 11.5 a Claim Notice to the Shareholder Representative, upon receipt by the Shareholder Representative of such Claim Notice from Buyer, the Shareholder Representative shall have a 30-day period to object to the claim(s) made by Buyer in the Claim Notice in a written statement to Buyer (the “Objection Notice”).  For purposes hereof, the term “Claim Notice” shall mean a certificate signed by Buyer or any officer of Buyer (A) stating that Buyer has paid, sustained, incurred or accrued a Loss or Losses, and (B) specifying in reasonable detail the individual items of the Loss or Losses included in the amount so stated, the date each such item was paid, sustained, incurred or accrued, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.  In case the Shareholder Representative delivers an Objection Notice, Buyer and Shareholder Representative shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claim(s).  If the Shareholder Representative and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by Shareholder Representative and Buyer.  If no such agreement can be reached after good faith negotiation and prior to 30 days after delivery of an Objection Notice, either Buyer or the Shareholder Representative may demand arbitration of the matter unless the amount of the Loss that is at issue is the subject of a pending litigation, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Buyer and the Shareholder Representative.  In the event that, within 30 days after submission of any dispute to arbitration, Buyer and the Shareholder Representative cannot mutually agree on one arbitrator, then, within 15 days after the end of such 30-day period, Buyer and the Shareholder Representative shall each select one arbitrator.  The two arbitrators so selected shall select a third arbitrator.

(b)  Any arbitration in accordance with this Section 10.5 shall be held in Sacramento, California under the rules then in effect of the American Arbitration Association.  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Claim Notice shall be final, binding, and conclusive upon the parties to this Agreement, the Shareholders and Buyer.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).  Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

10.6  Shareholder Representative.

(a)  By virtue of delivery of a Letter of Transmittal, each Shareholder shall be deemed to have agreed to appoint Vince Narez as its agent and attorney-in-fact, as the Shareholder Representative for and on behalf of the Shareholders to act as the Shareholders’ representative and agent for all purposes under this Agreement including without limitation to give and receive notices and communications, to authorize payment to Buyer in satisfaction of claims by Buyer, to object to such payments, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by Buyer and to take all other actions that are either (i) necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement.  Such agency may be changed by the Shareholders from time to time upon not less than 30 days prior written notice to Buyer; provided, however, that the Shareholder Representative may not be removed unless holders of two-thirds of the Purchased Shares agree to such removal and to the identity of the substituted agent.  A vacancy in the position of Shareholder Representative may be filled by the holders of a majority of the Preferred Shares.  No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall not receive any compensation for his or its services.  Notices or communications to or from the Shareholder Representative shall constitute notice to or from the Shareholders.

(b)  The Shareholder Representative shall not be liable for any act done or omitted hereunder as Shareholder Representative while acting in good faith and in the exercise of reasonable judgment. The Shareholders shall indemnify the Shareholder Representative and hold the Shareholder Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of the Shareholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholder Representative.  A decision, act, consent or instruction of the Shareholder Representative shall constitute a decision of the Shareholders and shall be final, binding and conclusive upon the Shareholders; and Buyer may rely upon any such decision, act, consent or instruction of the Shareholder Representative as being the decision, act, consent or instruction of the Shareholders.  Buyer is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Representative.

10.7  Basket.  Notwithstanding anything to the contrary contained in this Article 10, no Claim for indemnification shall be made unless the aggregate amount of all Claims made is in excess of $100,000 (the “Basket”); provided, however, that this limitation shall not apply to any Claim resulting from a breach of the representations or warranties contained in Sections 4.3(a), 4.3(b), 4.3(c), 4.9 or 4.27.  If the aggregate amount of Claims should ever exceed the Basket, then such Claims for indemnification shall be satisfied to the full amount, including the amount of the Basket.

ARTICLE 11

MISCELLANEOUS

11.1  Waivers and Amendments.  This Agreement may be amended, modified or supplemented only by a written instrument executed by all the parties hereto.  Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.2  Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, each party shall pay the fees and expenses of his counsel, accountants, other experts and all other expenses incurred by it incident to the negotiation, preparation and execution of this Agreement and the performance by the parties of their obligations hereunder.

11.3  Occurrences of Conditions Precedent.  Each of the parties hereto agrees to use its commercially efforts to cause all conditions precedent to its obligations under this Agreement to be satisfied.

11.4  Press Releases; Confidentiality.  No press releases or public announcement regarding the transactions contemplated by this Agreement shall be issued by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except in the event that the parties are unable to agree on a press release or public announcement and legal counsel for one party provides a written statement to both parties that such press release is required by law (including, but not limited to, a press release, a Form 8-K or other filing pursuant to the requirements of the Securities Exchange Act of 1934, as amended), then such party may issue the legally required press release or filing.  In addition, except as disclosure may otherwise be required by law or deemed necessary or advisable by counsel of both parties, the parties shall use reasonable efforts to maintain the confidentiality of the terms of this Agreement.

11.5  Notices.  Any notices or other communications required or permitted under this Agreement shall be sufficiently given if in writing and (i) hand-delivered, including delivery by courier service, (ii) sent by certified mail, return receipt requested, postage pre-paid addressed to the recipient at the address stated below, or to such other address as the party concerned may substitute by written notice to the other parties.

If to Company:	Bay View Funding

2121 South El Camino Real

San Mateo, California 94403, Suite B100

Attention: President/CEO

Fax: (650) 294-7250

With a copy to:	Ray Quinney & Nebeker

36 South State Street

Salt Lake City, Utah 84111

Fax: (801) 532-7543
Attn: Mark Bonham

If to Buyer:	Capital Corp of the West

550 West Main Street

Merced, California 95340

Attention: Thomas T. Hawker, President/CEO

Fax: (209) 725-4550

With a copy to:	Capital Corp of the West
550 West Main Street
Merced, California 95340
Attention: Richard de la Pena, Executive VP and General Counsel
Fax: (209) 725-4550

And a copy to:	Gary Steven Findley and Associates

1470 N. Hundley

Anaheim, California 92806

Attention: Gary Steven Findley

Fax: (714) 630-7910

All notices hand-delivered shall be deemed received on the day of the delivery.  All notices forwarded by mail shall be deemed received on the date three (3) days (excluding Sundays and any legal holidays when the U.S. mail is not delivered) immediately following date of deposit in the U.S. mail; provided, however, the return receipt indicating the date upon which the notice is received shall be prima facie evidence that such notice was received on the date of the return receipt.  Addresses may be changed by giving notice of such change in the manner provided herein.  Unless and until such written notice is received, the last address given shall be deemed to continue in effect for all purposes.

11.6  Binding Effect; Benefits.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their heirs, personal representatives, successors and assigns; nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their heirs, personal representatives, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.7  Non-assignability.  This Agreement and any rights pursuant hereto shall not be assignable by either party without the prior written consent of the other; provided, however, that Buyer may assign this Agreement to an Affiliate of Buyer without the consent of Company or any Shareholder.

11.8  Applicable Law.  This Agreement shall in all respects be governed by the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within California, without regard to conflict of laws rules.  The agreed upon venue and jurisdiction for any action or proceeding based on or arising out of this Agreement shall be the state and federal courts located in Sacramento, California.

11.9  Attorney’s Fees.  Each party agrees to reimburse the other party/parties for reasonable costs, fees and expenses (including, without limitation, reasonable attorneys’ and experts’ costs, fees and expenses) incurred by the nonbreaching party/parties in connection with a successful legal action to enforce the terms of this Agreement.

11.10  Section and Other Headings.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretations of this Agreement.

11.11  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

11.12  Effect of Investigation.  Except as specifically set forth herein, no investigation by the parties hereto in connection with this Agreement or otherwise shall affect the representations and warranties of the parties contained herein or in any certificate or other document delivered in connection herewith and each such representation and warranty shall survive such investigation.

ARTICLE 12

POST PURCHASE COMPANY AND BUYER COVENANTS

12.1  Special Bonus Pool.  The Company shall establish a special bonus plan with an aggregate bonus pool amount of $300,000 (the “Special Bonus Pool Amount”) which is to be used to supplement the Company’s current bonus pool to retain key employees of the Company after the Closing Date.  The costs of the special bonus plan (including, without limitation, amounts paid into the special bonus plan and all applicable federal and state payroll and similar taxes) shall be borne equally (50% each) by the Company and the Shareholders, with the Shareholders’ portion of such costs to be deducted by Buyer from any Purchase Price earn outs owing to Shareholders.  On the date that is two (2) years subsequent to the Closing, if the Company has achieved the Extended Earn Out (as defined in Exhibit 2.2), then the Special Bonus Pool Amount shall be paid.  Additional terms of the special bonus plan are set forth in Exhibit 12.1.  Any funds not expended pursuant to the special bonus plan shall revert to the Company.  The key employees and allocation of the special bonus pool shall be determined by the Company’s board of directors as it will exist after the Closing.

12.2  Employee Benefits.  Following the Closing Date, Buyer shall arrange for each Company employee who becomes a Buyer employee (or an employee of any Buyer subsidiary or affiliate) after the Closing Date (the “Transferred Employees”) to be eligible for at least substantially the same benefits in the aggregate as those provided to similarly situated employees of Buyer.  Each Transferred Employee (including without limitation all eligible dependents) shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any applicable break in service or similar rule, receive credit including for eligibility to participate and vesting under Buyer employee benefit plans for years of service with the Company (and its subsidiaries, affiliates, and predecessors) prior to the Closing Date (except where doing so would cause a duplication of benefits).  If applicable, Buyer shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Transferred Employees and their eligible dependents in accordance with applicable laws and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Buyer employee benefit plans or programs in which they are eligible to participate after the Closing Date.

The undersigned, intending to be legally bound hereby, have duly executed and delivered this Agreement as of the date first above written.

CAPITAL CORP OF THE WEST

By:

Thomas T. Hawker, President and ChiefExecutive Officer

BAY VIEW FUNDING

By:

Its:

SHAREHOLDER REPRESENTATIVE:By:
Vince Narez

EXHIBIT 2.2

1.  There will be a cash payment at Closing in an amount equal to 85% of 3.25 times the trailing twelve months earnings of Company before interest, taxes, depreciation and amortization (the “EBITDA”) as calculated as of April 30, 2007 at $4,225,044.54.  Such EBITDA could be subjected to certain adjustments for non-recurring items, extraordinary revenue and expenses, and known material changes each as identified during the due diligence process and mutually agreed to by the parties in writing prior to the Closing.  The parties expressly agree that no allocation of expenses or overhead from Buyer will be included unless mutually agreed in writing by both parties prior to the Closing.  For purposes of the computations detailed in sections 3 and 4 below, the Earn Out calculations begin the day following the Closing Date.  Set forth in Attachment 2.2 are examples of the calculation of EBITDA for illustrative purposes.

2.  The remaining 15% of 3.25 times the EBITDA (the “Installment”) will be paid out over a two-year period in equal installments, paid out each anniversary of the Closing, together with interest at 7% per annum, as follows:

(a)  on the first anniversary of the Closing Date, an Installment payment equal to 5% of 3.25 times the EBITDA amount outlined in part 1 above together with interest at 7% per annum from the Closing date; and

(b) on the second anniversary of the Closing Date, an Installment payment equal to 10% of 3.25 times the EBITDA amount outlined in part 1 above. Together with interest at 7% per annum from the Closing date.

3.  An additional .375 times the EBITDA (the “Earn Out”) will be paid out over a two-year period in equal installments, paid out on each anniversary of the Closing Date, as detailed below:

(a)  1/2 of the Earn Out payment (“Revenue Earn Out”) will be contingent on Company achieving revenue growth equal to an established Revenue Growth Threshold (“Revenue Growth Threshold”).  Revenue Growth Threshold will be established as 7.5% of total net revenue growth (represents Interest Income and Non-Interest Income) over the previous twelve-month period as calculated as of April 30, 2007 at $9,482,069.  If Company achieves total net revenue growth over the previous twelve month period of 5%, it will be eligible to receive 1/2 of this Revenue Earn Out; and

(b)  1/2 of the Earn Out payment (“EBITDA Earn Out”) will be contingent on Company achieving EBITDA growth equal to an established EBITDA Growth Threshold (“EBITDA Growth Threshold”).  EBITDA Growth Threshold will be established as 7.5% of total EBITDA growth over the previous twelve-month period as calculated as of April 30, 2007 at $4,225,044.54.  If Company achieves total EBITDA growth over the previous twelve month period of 5%, it will be eligible to receive 1/2 of the EBITDA Earn Out.

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4.  An additional .375 times the EBITDA (the “Extended Earn Out”) will be paid out over a two-year period if both of the following have been achieved:

(a)  1/2 of the Extended Earn Out payment (“Extended Revenue Earn Out”) will be contingent on Company achieving revenue growth equal to an established Revenue Growth Threshold (“Extended Revenue Growth Threshold”).  Extended Revenue Growth Threshold will be established as 15% of total net revenue growth (represents Interest Income and Non-Interest Income) over the previous twenty-four month period.  If Company achieves total net revenue growth over the previous twenty-four month period of 7.5% and 7.5% EBITDA growth as detailed below, it will be eligible to receive 1/2 of this Extended Revenue Earn Out; and

(b)  1/2 of the Extended Earn Out payment (“Extended EBITDA Earn Out”) will be contingent on Company achieving EBITDA growth equal to an established EBITDA Growth Threshold (“Extended EBITDA Growth Threshold”).  Extended EBITDA Growth Threshold will be established as 15% of total EBITDA growth over the previous twenty-four month period.  If Company achieves total EBITDA growth over the previous twenty-four month period of 7.5% and 7.5% revenue growth as detailed above, it will be eligible to receive 1/2 of the Extended EBITDA Earn Out.

5. EBITDA. EBITDA shall mean net income before interest, taxes, depreciation and amortization adjusted as follows:

•	In the calculation of Base Price, the parties expressly agree that no allocation of expenses or overhead from Buyer will be included unless mutually agreed in writing by both parties.

•
Actual losses, not a loan loss provision, shall be used for adjustment of the annual prospective EBITDA measurement for calculating the earn out.  A special provision shall be included for purposes of any final earn-out payment to allow a 90 day period following the expiration of the second year to make sure there are no charge offs that are taken immediately after the expiration (during the 90 day period) that are over and above the reserves that Company holds back for their customers.  The existing loan loss reserve must be adequate to address any current losses not yet recognized as of the transaction date.

•	Revenue and costs associated with any acquisition shall be excluded from the EBITDA computation.

•	Compliance costs associated with BSA, SOX, etc. shall be includable in the EBITDA computation but not exceed $20,000 per annum.

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•	Costs associated with any name change of the Company including marketing, UCC amendments, factoring agreement amendments shall be excluded from the EBITDA computation.

•	The EBITDA computation shall include all costs associated with the compensation, bonuses and benefits provided to employees.

•	Costs associated with termination of the Wells Fargo Foothill funding arrangement shall be excluded from the EBITDA computation.

•	The parties agree to continue to charge and collect at the existing rate for Wire and ACH transfer fees.

The parties agree that any Special Employee Bonus Pool payments will be excluded from any of the EBITDA computations hereunder.

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